

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

May 22, 2018

<u>Via E-Mail</u>
Diane M. Morefield
Chief Financial Officer
CyrusOne, Inc.
2101 Cedar Springs Road, Suite 900
Dallas, TX 75201

> **Re: CyrusOne, Inc.
> Form 10-K for the fiscal year ended December 31, 2017
> Filed February 22, 2018
> File No. 1-35789**

Dear Ms. Morefield:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities